Exhibit 99.1

Ten-League International Holdings Limited Announces New Order from PSA Singapore to Expand Electrification Program Following Successful BCSS Deployment

SINGAPORE, November 14, 2025 (GLOBE NEWSWIRE) — Ten-League International Holdings Limited (Nasdaq: TLIH) (the “Company” or “Ten-League”), a Singapore-based provider of turnkey project solutions, today announced its subsidiary, Ten-League Port Engineering Solutions Pte. Ltd. (“Ten-League PES”), has secured a new order from PSA Corporation Limited (“PSA Singapore”) (the Order”), building on the Company’s successful delivery and commissioning of Singapore’s first Battery Charging and Swap Station (“BCSS”) at the end of 2024. This milestone underscores Ten-League’s proven ability to deploy advanced electrification solutions and reinforces its position as trusted partner in the global port electrification market.

TEN·LEAGUE
TOTAL ENGINEERING SOLUTIONS
BATTERY CHARGE& SWAP STATION
2012

Battery Charging and Swap Station with Electric Prime Mover (Terminal)

According to the Order, Ten-League PES agrees to supply, deliver, test, and commission 30 units of battery electric terminal purpose prime movers. The equipment is scheduled to be delivered by the last quarter of 2025.

The Purchase Order builds on Ten-League PES’s earlier success with PSA Singapore. Ten-League PES secured a milestone project in 2023 to design and construct a BCSS at PSA Pasir Panjang Terminal (the “Pasir Panjang BCSS”), representing the first such deployment in Singapore and the first outside of China. Commissioned in 2024, the Pasir Panjang BCSS achieved seamless integration with electric Prime Movers (EPMs) and met PSA Singapore’s operational and technical expectations, including rapid battery swapping times, minimal equipment downtime, and safe battery handling. This proven success laid the foundation for the latest Order, further expanding the role of Ten-League’s solutions in advancing sustainable port operations.

Mr. Jison Lim, Chief Executive Officer and Chairman of Ten-League, commented, “The Order demonstrates PSA Singapore’s confidence in our solutions and marks another significant step forward in advancing port electrification. Ten-League is committed to transforming port infrastructure and advancing decarbonization in the global port and logistics sector by delivering advanced infrastructure that enables the transition to cleaner, more sustainable operations. We believe our product offerings featuring cutting-edge technologies will be a key enabler of PSA’s decarbonization efforts, supporting its broader goal to reduce CO₂ emissions and accelerating the transition toward sustainable, electrified port operations. Looking ahead, the Order provides a strong foundation for us to scale further, strengthen our global presence, and deliver long-term value to our shareholders.”

About Ten-League International Holdings Limited

Ten-League International Holdings Limited is a Singapore-based provider of turnkey project solutions. The Company’s business primarily consists of sales of heavy equipment and parts, heavy equipment rental and provision of engineering consultancy services to port, construction, civil engineering and underground foundation industries. The equipment is organized into four categories based on their functions and application scenarios: foundation equipment, hoist equipment, excavation equipment and port machinery. The Company also provides value-added engineering solutions under engineering consultancy services with the aim to address potential safety issues, enhance reliability and productivity and allow for customers to evaluate the performance of the equipment, the quality of the work completed and the progress of their projects. Ten-League’s mission is to provide high-quality equipment, value-added engineering solutions as well as maintenance and repair through continuous adaptation and application of new technologies. For more information, please visit the Company’s website: https://ir.ten-league.com.sg/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Ten-League International Holdings Limited

Investor Relations Department

Email: ir@ten-league.com.sg

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 646-932-7242

Email: investors@ascent-ir.com